January 12, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Perry J. Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AeroGrow International, Inc.
Schedule 13E-3
Filed by AeroGrow International, Inc., The Scotts Miracle-Gro Company, SMG Growing Media, Inc. and AGI Acquisition Sub, Inc.
Filed December 4, 2020
File No. 5-81652

Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2020
File No. 1-33531

Dear Mr. Hindin:

On behalf of AeroGrow International, Inc. (the “Company”) and The Scotts Miracle-Gro Company and its affiliates, the Company submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2020 (the “Comment Letter”) relating to the (i) Preliminary Proxy Statement on Schedule 14A (File No. 1-33531), filed by the Company (the “Proxy Statement”), and (ii) Schedule 13E-3 (File No. 5-81652), filed by the Company, The Scotts Miracle-Gro Company, SMG Growing Media, Inc. and AGI Acquisition Sub, Inc. (the “Schedule 13E-3”), each filed with the Commission on December 4, 2020.

For convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by the Company’s applicable response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Proxy Statement.

Concurrently with this response, the Company is filing an amendment to the Proxy Statement (“Amendment No. 1”), and the Company will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Proxy Statement as filed on December 4, 2020. In addition, the Company is also filing an amendment to the Schedule 13E-3 concurrently with this response, and the Company will separately furnish to the Staff a copy of such amendment marked to show the changes made to the Schedule 13E-3 as filed on December 4, 2020.

Page numbers referenced in the responses refer to page numbers in the marked copy of Amendment No. 1, unless otherwise indicated.

Preliminary Proxy Statement

Letter to Stockholders

1.

Disclosure in the letter and on page ii indicates in boldface type that “[y]our vote is very important, regardless of the number of shares that you own” and that “[w]e cannot complete the Merger unless the Merger Agreement Proposal is approved by a majority of the outstanding shares of common stock entitled to vote on such matter at the Special Meeting as of the Record

Date.” Given that the Purchaser Parties and their respective affiliates may be deemed to beneficially own approximately 80.5% of the outstanding shares of our common stock and that the transaction has not been structured to require the approval of the holders of at least a majority of the shares of common stock beneficially owned by security holders unaffiliated with the Purchaser Parties and their respective affiliates, please advise, with a view towards corrected disclosure, why the vote of stockholders other than the filing parties is “very important.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Stockholders and on page ii of Amendment No. 1 to explain that, despite the fact that the Purchaser Parties and their respective affiliates (including Scotts Miracle-Gro) can satisfy the required vote, the Company is soliciting proxies and furnishing a proxy statement to its stockholders to give unaffiliated security holders the opportunity to express their views on the Merger, even though their approval is not required as a condition to the completion of the Merger.

Fairness of the Merger, page 49

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. While we acknowledge the disclosure referenced in the preceding comment and disclosure elsewhere in the proxy statement that “such approval is not required under Nevada law for us to complete the Merger,” we do not consider such disclosure responsive to this comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

Position of the Purchaser Parties… as to the Fairness of the Merger, page 50

3.

Refer to the preceding comment. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Purchase Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response: The Purchaser Parties and Scotts Miracle-Gro acknowledge the Staff’s comment with respect to the procedural safeguard in Item 1014(c). As disclosed under “Special Factors—Position of the Purchaser Parties and Scotts Miracle-Gro as to the Fairness of the Merger” on pages 50 to 53 of the Proxy Statement, the Purchaser Parties and Scotts Miracle-Gro believe that the Merger is substantively and procedurally fair to the Company’s unaffiliated stockholders. In addition, the Purchaser Parties and Scotts Miracle-Gro believe that the approval of the Merger by a majority of the Company’s unaffiliated stockholders does not reflect the substantive value or fairness of the Merger. In response to the Staff’s comment, the disclosure on page 54 of Amendment No. 1 has been revised to explain why the Purchaser Parties and Scotts Miracle-Gro believe that the Merger is fair in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

Opinion of Stifel, Nicolaus & Company, Incorporated, page 53

4.

Refer to the first paragraph on page 58 and the third to last paragraph on page 59. Please revise to disclose the “judgments and assumptions.” For example, quantify assumptions where applicable, or provide greater specificity as to e.g. “impact of competition” and “industry growth.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 60 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 85

5.

The last sentence on this page indicates that “[t]he Company expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.” Please confirm your understanding of the filing parties’ obligations pursuant to Exchange Act Rule 13e-3(d)(2) and (e)(2).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1. In addition, on behalf of the filing parties, the Company confirms that the filing parties understand their obligations pursuant to Exchange Act Rule 13e-3(d)(2) and (e)(2).

* * * *

If the Company can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 444-7755. Thank you again for your time and consideration.

Respectfully submitted,

AEROGROW INTERNATIONAL, INC.

By:	/s/ J. Michael Wolfe
Name:	J. Michael Wolfe
Title:	President and Chief Executive Officer